EXHIBIT 99.4

CONSENT

Reference is made to the Fifth Amended and Restated Credit Agreement dated as of September 6, 2007 by and among, amongst others, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc. and FirstService Delaware, LP, as U.S. Borrowers (together with the Canadian Borrower, the “Borrowers”), the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the banks named on the execution pages thereof, as Lenders (the “Lenders”), TD Securities, as Lead Arranger and Bookrunner, The Toronto-Dominion Bank, as Collateral Agent (the “Collateral Agent”) and Canadian Administration Agent and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, as amended to the date hereof and as the same may be further amended, supplemented, revised, restated or replaced from time to time, (the “Agreement”).

THIS CONSENT (the “Consent”) is executed as of the 20th day of October, 2009 (the “Consent Date”), by the Borrowers, the Guarantors (as defined in the Agreement) and the Collateral Agent;

WHEREAS capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Agreement;

AND WHEREAS the Borrowers have requested the Collateral Agent, and the Collateral Agent has received the consent of the Majority Lenders, to permit the Borrowers to (a) make a public offering of convertible debentures (the “Debentures”); and (b) issue and sell additional guaranteed secured notes (the “New Notes”), but only to the extent and subject to the limitations and requirements set forth herein;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	Consent Re. Debentures

Notwithstanding Section 8.3(b) of the Agreement, the Agent and the Majority Lenders hereby consent as follows:

Provided no Default or Event of Default has occurred and is continuing at the date of such issuance, to the issuance by the Canadian Borrower of the Debentures in an aggregate principal amount not exceeding US$70,000,000 plus a customary overallotment (if any) which:

a)	are unsecured and contractually subordinated to senior debt;

b)	do not have any terms which are more onerous to the Borrowers than the terms of the Facilities and the Note Purchase Agreements; and

c)	do not include cross default or cross acceleration to senior debt, any financial covenants or any supporting guarantees.

2.	Consent Re. New Notes

Notwithstanding Sections 8.3(b) or 8.3(c) of the Agreement, the Agent and the Majority

Lenders hereby consent as follows:
Provided no Default or Event of Default has occurred and is continuing at the date of such issuance, to the issuance by FSLP and/or the Canadian Borrower of the New Notes in an aggregate amount not exceeding US$75,000,000:

a)	which New Notes do not have terms which are more onerous than the terms of the Facilities and the Note Purchase Agreements; and

b)
provided that the holders of the New Notes become parties to the Intercreditor Agreement by way of a Joinder Agreement (as defined in the Intercreditor Agreement) or enter into an amendment and restatement of the Intercreditor Agreement with the original parties to the Intercreditor Agreement substantially on the same terms as the Intercreditor Agreement or on such other terms as may otherwise be agreed to by the Majority Lenders.

3.	Repayment

a)
No later than sixty (60) days following receipt thereof by the Canadian Borrower, the Borrowers shall apply proceeds received (net of transaction expenses) in respect of the issuance of the Debentures to repayment of the Facilities, to the extent not utilised by the Borrowers in the ordinary course of business during such sixty (60) day period.

b)
Forthwith upon receipt the Borrowers shall apply, to the extent necessary to repay all outstanding amounts, proceeds received (net of transaction expenses) in respect of the issuance of the New Notes, to repayment of the Facilities.

4.	Reaffirmation of Obligations

Each of the Borrowers and each of the Guarantors:

a)	reaffirm its obligations under the Agreement; and

b)	confirms that its obligations remain in full force and effect with respect to the Agreement,

in each case as of the Consent Date and after giving effect to the consent provided for herein.

5.	Reaffirmation of Representations and Warranties

Each of the Borrowers and each of the Guarantors hereby represent and warrant that as of the date of the execution of this Consent:

a)	there exists no Default or Event of Default under the Agreement; and

b)
its representations and warranties contained in Article VIII of the Agreement are true and correct as of such dates, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date.

6.	No Other Consent

Except to the limited extent set forth herein no additional consent in respect of any other term, condition, covenant, agreement or any other aspect of the Agreement is intended or implied.
7.	Conditions to Effectiveness

This Consent shall become effective upon:

a)	delivery to the Collateral Agent of two (2) originally executed copies of this Consent, dated the Consent Date, as executed by the Borrowers and Guarantors;

b)	the Collateral Agent having received consent from the Majority Lenders and any other consents necessary in connection with this Consent;

c)	the Collateral Agent having received such other certificates, documentation and opinions as the Collateral Agent may request, acting reasonably;

d)	the Collateral Agent being satisfied that all representations and warranties contained in Article VIII of the Agreement shall remain true and accurate following the Consent; and

e)	each Lender that provided their consent to the terms of this Consent having received a fee equivalent to 10 basis points on such Lender’s Commitment.

8.	Guarantor Acknowledgement

The Guarantors (i) consent to and approve the execution and delivery of this Consent by the parties hereto, (ii) agree that this Consent does not and shall not limit or diminish in any manner the obligations of the Guarantors under the guarantees pursuant to the Agreement (the “Guarantees”) and under the Agreement as waived hereunder, and that such obligations would not be limited or diminished in any manner even if the Guarantors had not executed this Consent, (iii) agree that this Consent shall not be construed as requiring the consent of the Guarantors in any other circumstance, (iv) reaffirm their obligations, representations and warranties under the Guarantees and under the Agreement, and (v) agree that the Guarantees and the Agreement remain in full force and effect and are hereby ratified, continued and confirmed.

9.	Security

By signing this Consent, the Borrowers and Guarantors confirm that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Agreement remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers and Guarantors under the Agreement.

10.	No Novation

This Consent will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are waived by the provisions of this Consent.

11.	Expenses

All reasonable expenses of the Collateral Agent in connection with this Consent and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

12.	Benefit of Agreement

This Consent enures to the benefit of and binds the parties and their respective successors and permitted assigns.

13.	Further Assurances

Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Consent.

14.	Counterparts

This Consent may be executed in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

15.	Governing Law

This Consent shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Consent to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, as Canadian Borrower		THE TORONTO-DOMINION BANK, as Collateral Agent
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen Title: Senior Vice President and Chief Financial Officer		Name: Wayne Shiplo Title: Vice President, Loan Syndications

FIRSTSERVICE (USA) INC., as a U.S. Borrower		FIRSTSERVICE DELAWARE, LP BY ITS GENERAL PARTNER, FIRST SERVICE CORPORATION, as a U.S. Borrower
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Assistant Secretary		Title: Senior Vice President and Chief Financial Officer
I have the authority to bind the Corporation		I have the authority to bind the Corporation

FIRSTSERVICE ACQUISITIONCO INC., as an Unlimited Guarantor		FIRST SERVICE CAM HOLDINGS, INC., as an Unlimited Guarantor
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Secretary		Title: Assistant Secretary
I have the authority to bind the Corporation		I have the authority to bind the Corporation

FIRSTSERVICE DELAWARE CAM, INC., as an Unlimited Guarantor		2156593 ONTARIO LIMITED, as an Unlimited Guarantor
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Secretary		Title: Chief Financial Officer
I have the authority to bind the Corporation		I have the authority to bind the Corporation

FIRST SERVICE ADMINISTRATION GP, BY ITS PARTNER, 2156593 ONTARIO LIMITED
Per:	/s/
Name: John B. Friedrichsen
Title: Chief Financial Officer
I have the authority to bind the Corporation